Exhibit 99.1

X Financial Reports Fourth Quarter and Fiscal Year 2023 Unaudited Financial Results

SHENZHEN, China, March 26, 2024 /PRNewswire/ -- X Financial (NYSE: XYF) (the “Company” or “we”), a leading online personal finance company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023.

Fourth Quarter and Fiscal Year 2023 Operational Highlights

	Three Months Ended December 31, 2022	Three Months Ended September 30, 2023	Three Months Ended December 31, 2023	QoQ	YoY	Twelve Months Ended December 31, 2022	Twelve Months Ended December 31, 2023	YoY
Total loan amount facilitated and originated (RMB in million)	21,700	29,462	26,134	(11.3)%	20.4%	73,655	105,557	43.3%
Number of active borrowers	1,370,496	1,809,815	1,603,760	(11.4)%	17.0%	3,326,774	4,495,997	35.1%

•	The total loan amount facilitated and originated[1] in the fourth quarter of 2023 was RMB26,134 million, representing an increase of 20.4% from RMB21,700 million in the same period of 2022.

•	The total loan amount facilitated and originated in 2023 was RMB105,557 million, representing an increase of 43.3% from RMB73,655 million in 2022.

•	Total number of active borrowers[2] was 1,603,760 in the fourth quarter of 2023, representing an increase of 17.0% from 1,370,496 in the same period of 2022.

•	Total number of active borrowers was 4,495,997 in 2023, representing an increase of 35.1% from 3,326,774 in 2022.

	As of December 31, 2022	As of September 30, 2023	As of December 31, 2023
Total outstanding loan balance (RMB in million)	37,992	49,685	48,847
Delinquency rates for all outstanding loans that are past due for 31-60 days	1.02%	1.11%	1.57%
Delinquency rates for all outstanding loans that are past due for 91-180 days	1.93%	2.50%	3.12%

•	The total outstanding loan balance[3] as of December 31, 2023 was RMB48,847 million, compared with RMB37,992 million as of December 31, 2022.

•	The delinquency rate for all outstanding loans that are past due for 31-60 days[4] as of December 31, 2023 was 1.57%, compared with 1.02% as of December 31, 2022.

•	The delinquency rate for all outstanding loans that are past due for 91-180 days[5] as of December 31, 2023 was 3.12%, compared with 1.93% as of December 31, 2022.

1 Represents the total amount of loans that the Company facilitated and originated during the relevant period.

2 Represents borrowers who made at least one transaction on the Company’s platform during the relevant period.

3 Represents the total amount of loans outstanding for loans that the Company facilitated and originated at the end of the relevant period. Loans that are delinquent for more than 60 days are charged-off and are excluded in the outstanding loan balance, except for Xiaoying Housing Loan. As Xiaoying Housing Loan is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral, the Company does not exclude Xiaoying Housing Loan delinquent for more than 60 days in the outstanding loan balance.

4 Represents the balance of the outstanding principal and accrued outstanding interest for loans that were 31 to 60 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for loans that the Company facilitated and originated as of a specific date. Loans that are delinquent for more than 60 days are charged-off and excluded in the calculation of delinquency rate by balance. Xiaoying Housing Loan was launched in 2015 and ceased in 2019, and all the outstanding loan balance of housing loan as of December 31, 2022, September 30, 2023 and December 31, 2023 were overdue more than 60 days. To make the delinquency rate by balance comparable, the Company excludes Xiaoying Housing Loan in the calculation of delinquency rate.

5 To make the delinquency rate by balance comparable to the peers, the Company also defines the delinquency rate as the balance of the outstanding principal and accrued outstanding interest for loans that were 91 to 180 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for the loans that the Company facilitated and originated as of a specific date. Loans that are delinquent for more than 180 days are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. All the outstanding loan balance of housing loan as of December 31, 2022, September 30, 2023 and December 31, 2023 were overdue more than 180 days. To make the delinquency rate by balance comparable, the Company excludes Xiaoying Housing Loan in the calculation of delinquency rate.

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Fourth Quarter 2023 Financial Highlights

(In thousands, except for share and per share data)	Three Months Ended December 31, 2022	Three Months Ended September 30, 2023	Three Months Ended December 31, 2023	QoQ	YoY
	RMB	RMB	RMB
Total net revenue	955,640	1,396,864	1,192,664	(14.6)%	24.8%
Total operating costs and expenses	(681,687)	(962,120)	(938,472)	(2.5)%	37.7%
Income from operations	273,953	434,744	254,192	(41.5)%	(7.2)%
Net income	274,639	347,190	188,968	(45.6)%	(31.2)%
Non-GAAP adjusted net income	277,939	374,507	230,782	(38.4)%	(17.0)%

Net income per ADS—basic	5.28	7.26	3.90	(46.3)%	(26.1)%
Net income per ADS—diluted	5.16	7.02	3.84	(45.3)%	(25.6)%

Non-GAAP adjusted net income per ADS—basic	5.34	7.80	4.74	(39.2)%	(11.2)%
Non-GAAP adjusted net income per ADS—diluted	5.22	7.56	4.68	(38.1)%	(10.3)%

•	Total net revenue in the fourth quarter of 2023 was RMB1,192.7 million (US$168.0 million), representing an increase of 24.8% from RMB955.6 million in the same period of 2022.

•	Income from operations in the fourth quarter of 2023 was RMB254.2 million (US$35.8 million), compared with RMB274.0 million in the same period of 2022.

•	Net income in the fourth quarter of 2023 was RMB189.0 million (US$26.6 million), compared with RMB274.6 million in the same period of 2022.

•	Non-GAAP[6] adjusted net income in the fourth quarter of 2023 was RMB230.8 million (US$32.5 million), compared with RMB277.9 million in the same period of 2022.

•	Net income per basic and diluted American depositary share (“ADS”) [7] in the fourth quarter of 2023 was RMB3.90 (US$0.55) and RMB3.84 (US$0.54), compared with RMB5.28 and RMB5.16, respectively, in the same period of 2022.

•	Non-GAAP adjusted net income per basic and adjusted diluted ADS in the fourth quarter of 2023 was RMB4.74 (US$0.67) and RMB4.68 (US$0.66), compared with RMB5.34 and RMB5.22, respectively, in the same period of 2022.

6 The Company uses in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, and (iii) adjusted net income (loss) per diluted ADS, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments and impairment losses on long-term investments. For more information on non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

7 Each American depositary share (“ADS”) represents six Class A ordinary shares.

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Fiscal Year 2023 Financial Highlights

	Twelve Months Ended December 31,
(In thousands, except for share and per share data)	2022	2023	YoY
	RMB	RMB
Total net revenue	3,562,950	4,814,884	35.1%
Total operating costs and expenses	(2,480,657)	(3,377,202)	36.1%
Income from operations	1,082,293	1,437,682	32.8%
Net income	811,995	1,186,794	46.2%
Non-GAAP adjusted net income	873,658	1,276,696	46.1%

Net income per ADS—basic	15.42	24.72	60.3%
Net income per ADS—diluted	15.12	24.48	61.9%

Non-GAAP adjusted net income per ADS—basic	16.56	26.58	60.5%
Non-GAAP adjusted net income per ADS—diluted	16.26	26.34	62.0%

•	Total net revenue in 2023 was RMB4,814.9 million (US$678.2 million), representing an increase of 35.1% from RMB3,563.0 million in 2022.

•	Income from operations in 2023 was RMB1,437.7 million (US$202.5 million), compared with RMB1,082.3 million in 2022.

•	Net income in 2023 was RMB1,186.8 million (US$167.2 million), compared with RMB812.0 million in 2022.

•	Non-GAAP adjusted net income in 2023 was RMB1,276.7 million (US$179.8 million), compared with RMB873.7 million in 2022.

•	Net income per basic and diluted American depositary share (“ADS”) in 2023 was RMB24.72 (US$3.48) and RMB24.48 (US$3.45), compared with RMB15.42 and RMB15.12, respectively, in 2022.

•	Non-GAAP adjusted net income per basic and adjusted diluted ADS in 2023 was RMB26.58 (US$3.74) and RMB26.34 (US$3.71), compared with RMB16.56 and RMB16.26, respectively, in 2022.

Mr. Justin Tang, the Founder, Chief Executive Officer and Chairman of the Company, commented, “We are pleased to conclude the year with solid operational and financial results, emphasizing our commitment to sustained growth. In 2023, we facilitated and originated 43% more loans than in 2022 and delivered notable year-over-year growth in both revenue and profit. Total net revenue increased 35% on an annual basis, while income from operations increased 33%, and net income improved by 46%. However, as we entered the second half of 2023, particularly in the fourth quarter, we experienced increased risk levels in asset quality. While we strengthened our risk control system and implemented various measures to manage delinquency rates, we also made the strategic decision to proactively reduce loan volumes in the fourth quarter, prioritizing profitability over sheer volume growth.”

“For fiscal year 2024, our strategic approach will remain consistent and somewhat conservative, aligning with current market conditions in China. We believe the regulatory environment has become stable, and the government is committed to promoting economic recovery. However, we recognize that challenges and uncertainties exist as the country undergoes a transformative shift in its economic growth model away from the rapid expansion of the past, and structural adjustments are imperative. All of this has far-reaching impacts on various sectors, including our targeted market. Despite these challenges, we remain committed to executing our strategy and prioritizing profitable growth. Our commitment to delivering value to shareholders is unwavering, and we intend to pay dividends as and when profitability and smooth operations allow. This overall approach reflects our dedication to navigating the evolving economic landscape while ensuring the sustainable success of our business and returning value to our shareholders.”

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Mr. Kent Li, President of the Company, added, “During the fourth quarter of 2023, our total loan amount facilitated and originated was RMB26 billion, a 20% year-over-year increase but an 11% quarter-over-quarter decline. Delinquency rates for loans past due for 31-60 days and 91-180 days were 1.57% and 3.12%, respectively, at the end of the quarter, compared with 1.02% and 1.93%, respectively, a year ago. Our team remains vigilant in monitoring asset dynamics and has taken further steps to mitigate risk by reducing our exposure to higher risk areas and adjusting our business approach to ensure sustainable profitability. We aim for continued gradual improvement over the course of 2024, and these measures have begun to have a positive impact on our risk indicators.”

Mr. Frank Fuya Zheng, Chief Financial Officer of the Company, added, “We are pleased to deliver solid financial results in 2023. Total net revenue increased by 35% year-over-year to RMB4.8 billion, and net income rose by 46% to approximately RMB1.2 billion. In response to heightened asset quality risks in the fourth quarter, we proactively reduced loan volumes to safeguard profitability, resulting in a 15% sequential decline in total net revenue for the quarter. We recognized RMB26.9 million and RMB46.8 million of impairment losses on long-term investments related to our indirect investment in Newup Bank of Liaoning in 2022 and 2023, respectively, mainly due to the depreciation in the market valuation of the Chinese banking sector. However, the bank's loan portfolio and operations remain healthy, and we believe it continues to be a good investment for us. Looking ahead, we will not pursue pure loan volume growth at the expense of profitability, which is always our strategic focus to ensure long-term growth and returns to shareholders. We will continue to strengthen our risk management system to improve asset quality and balance our revenue and profitability growth.”

Fourth Quarter 2023 Financial Results

Total net revenue in the fourth quarter of 2023 increased by 24.8% to RMB1,192.7 million (US$168.0 million) from RMB955.6 million in the same period of 2022, primarily due to an increase in the total loan amount facilitated and originated this quarter compared with the same period of 2022.

	Three Months Ended December 31,
(In thousands, except for share and per share data)	2022		2023		YoY
	RMB	% of Revenue	RMB	% of Revenue
Loan facilitation service	562,137	58.8%	615,482	51.6%	9.5%
Post-origination service	106,777	11.2%	166,807	14.0%	56.2%
Financing income	248,639	26.0%	307,692	25.8%	23.8%
Other revenue	38,087	4.0%	102,683	8.6%	169.6%
Total net revenue	955,640	100.0%	1,192,664	100.0%	24.8%

Loan facilitation service fees in the fourth quarter of 2023 increased by 9.5% to RMB615.5 million (US$86.7 million) from RMB562.1 million in the same period of 2022, primarily due to an increase in the total loan amount facilitated this quarter compared with the same period of 2022.

Post-origination service fees in the fourth quarter of 2023 increased by 56.2% to RMB166.8 million (US$23.5 million) from RMB106.8 million in the same period of 2022, primarily due to the cumulative effect of increased volume of loans facilitated in the previous quarters. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

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Financing income in the fourth quarter of 2023 increased by 23.8% to RMB307.7 million (US$43.3 million) from RMB248.6 million in the same period of 2022, primarily due to an increase in average loan balances compared with the same period of 2022.

Other revenue in the fourth quarter of 2023 increased by 169.6% to RMB102.7 million (US$14.5 million), compared with RMB38.1 million in the same period of 2022, primarily due to an increase in referral service fee for introducing borrowers to other platforms and increase in guarantee income generated from financing guarantee business operated by a subsidiary which holds the financing guarantee license and commenced the financing guarantee business in 2023.

Origination and servicing expenses in the fourth quarter of 2023 increased by 28.3% to RMB755.2 million (US$106.4 million) from RMB588.7 million in the same period of 2022, primarily due to the increase in commission fees and collection expenses resulting from the increase in total loan amount facilitated and originated this quarter compared with the same period of 2022.

Provision for loans receivable in the fourth quarter of 2023 was RMB99.4 million (US$14.0 million), compared with RMB75.4 million in the same period of 2022, primarily due to an increase both in loans receivable held by the Company as a result of the increase in total loan amount facilitated and originated this quarter and in estimated default rate compared with the same period of 2022.

Income from operations in the fourth quarter of 2023 was RMB254.2 million (US$35.8 million), compared with RMB274.0 million in the same period of 2022.

Income before income taxes and gain (loss) from equity in affiliates in the fourth quarter of 2023 was RMB211.1 million (US$29.7 million), compared with RMB382.5 million in the same period of 2022.

Income tax expense in the fourth quarter of 2023 was RMB35.7 million (US$5.0 million), compared with RMB75.0 million in the same period of 2022.

Net income in the fourth quarter of 2023 was RMB189.0 million (US$26.6 million), compared with RMB274.6 million in the same period of 2022.

Non-GAAP adjusted net income in the fourth quarter of 2023 was RMB230.8 million (US$32.5 million), compared with RMB277.9 million in the same period of 2022.

Net income per basic and diluted ADS in the fourth quarter of 2023 was RMB3.90 (US$0.55), and RMB3.84 (US$0.54), compared with RMB5.28 and RMB5.16, respectively, in the same period of 2022.

Non-GAAP adjusted net income per basic and diluted ADS in the fourth quarter of 2023 was RMB4.74 (US$0.67), and RMB4.68 (US$0.66), compared with RMB5.34 and RMB5.22 respectively, in the same period of 2022.

Cash and cash equivalents was RMB1,195.4 million (US$168.4 million) as of December 31, 2023, compared with RMB1,427.9 million as of September 30, 2023.

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Fiscal Year 2023 Financial Results

Total net revenue in 2023 increased by 35.1% to RMB4,814.9 million (US$678.2 million) from RMB3,563.0 million in 2022, primarily due to an increase in the total loan amount facilitated and originated this year compared with 2022.

	Twelve Months Ended December 31,
(In thousands, except for share and per share data)	2022		2023		YoY
	RMB	% of Revenue	RMB	% of Revenue
Loan facilitation service	2,044,344	57.4%	2,740,974	56.9%	34.1%
Post-origination service	372,451	10.5%	596,582	12.4%	60.2%
Financing income	966,277	27.1%	1,137,336	23.6%	17.7%
Other revenue	179,878	5.0%	339,992	7.1%	89.0%
Total net revenue	3,562,950	100.0%	4,814,884	100.0%	35.1%

Loan facilitation service fees in 2023 increased by 34.1% to RMB2,741.0 million (US$386.1 million) from RMB2,044.3 million in 2022, primarily due to an increase in the total loan amount facilitated this year compared with 2022.

Post-origination service fees in 2023 increased by 60.2% to RMB596.6 million (US$84.0 million) from RMB372.5 million in 2022, primarily due to the cumulative effect of increased volume of loans facilitated during the year. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing income in 2023 increased by 17.7% to RMB1,137.3 million (US$160.2 million) from RMB966.3 million in 2022, primarily due to an increase in average loan balances compared with 2022.

Other revenue in 2023 increased by 89.0% to RMB340.0 million (US$47.9 million), compared with RMB179.9 million in 2022, primarily due to an increase in referral service fee for introducing borrowers to other platforms and increase in guarantee income generated from financing guarantee business operated by a subsidiary which holds the financing guarantee license and commenced the financing guarantee business in 2023.

Origination and servicing expenses in 2023 increased by 34.9% to RMB2,869.8 million (US$404.2 million) from RMB2,126.7 million in 2022, primarily due to the following factors: (i) an increase in commission fees and collection expenses resulting from the increase in total loan amount facilitated and originated this year, and (ii) an increase in interest expenses as a result of an increase in payable to institutional funding partners and investors.

Provision for loans receivable in 2023 was RMB229.1 million (US$32.3 million), compared with RMB158.6 million in 2022, primarily due to an increase in loans receivable held by the Company as a result of the increase in the total loan amount facilitated and originated this year and in estimated default rate compared with 2022.

Provision for contingent guarantee liabilities in 2023 was RMB67.5 million (US$ 9.5 million) due to increase in guarantee liability arising from financing guarantee business operated by a subsidiary which holds the financing guarantee license and commenced the financing guarantee business in 2023.

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Income from operations in 2023 was RMB1,437.7 million (US$202.5 million), compared with RMB1,082.3 million in 2022.

Income before income taxes and gain (loss) from equity in affiliates in 2023 was RMB1,403.1 million (US$197.6 million), compared with RMB1,223.5 million in 2022.

Income tax expense in 2023 was RMB249.4 million (US$35.1 million), compared with RMB389.4 million in 2022.

Net income in 2023 was RMB1,186.8 million (US$167.2 million), compared with RMB812.0 million in 2022.

Non-GAAP adjusted net income in 2023 was RMB1,276.7 million (US$179.8 million), compared with RMB873.7 million in 2022.

Net income per basic and diluted ADS in 2023 was RMB24.72 (US$3.48), and RMB24.48 (US$3.45), compared with RMB15.42 and RMB15.12, respectively, in 2022.

Non-GAAP adjusted net income per basic and diluted ADS in 2023 was RMB26.58 (US$3.74), and RMB26.34 (US$3.71), compared with RMB16.56 and RMB16.26 respectively, in 2022.

Cash and cash equivalents was RMB1,195.4 million (US$168.4 million) as of December 31, 2023, compared with RMB602.3 million as of December 31, 2022.

Recent Development

Share Repurchase Plan

In the fourth quarter of 2023, the Company repurchased an aggregate of 35,922 ADSs for a total consideration of US$143,400. Since the beginning of 2023, the Company had repurchased an aggregate of 837,729 ADSs for a total consideration of US$3.46 million. The Company has approximately US$5.5 million remaining for potential repurchases under our current share repurchase plan.

Declaration of Semi-Annual Dividend

The Company today announced that the Company’s board of directors (the “Board”) has approved a semi-annual dividend policy. Under this policy, the determination to declare and pay such semi-annual dividend and the amount of dividend in any particular half year will be made at the discretion of the Board and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors that the Board may deem appropriate.

Pursuant to the semi-annual dividend policy, the Board has approved the declaration and payment of a semi-annual dividend of US$0.17 per ADS (approximately US$0.028 per ordinary share) for the second half of 2023. The holders of the Company’s ordinary shares shown on the Company’s record at the close of trading on May 10, 2024 (U.S. Eastern Daylight Time) will be entitled to these dividends. These shareholders, including the Bank of New York Mellon, the depositary of our ADS program (the “Depositary”), will receive the payments of dividends on or about May 31, 2024. Dividends to the Company’s ADS holders will be paid through the Depositary on or after May 31, 2024, and the precise timing of receipt will vary based on the processing efficiency of the respective holding brokerage.

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Business Outlook

The Company expects the total loan amount facilitated and originated for the first quarter of 2024 to be between RMB21.0 billion and RMB22.5 billion.

This forecast reflects the Company’s current and preliminary views, which are subject to changes.

Conference Call

X Financial’s management team will host an earnings conference call at 7:00 AM U.S. Eastern Time on March 27, 2024 (7:00 PM Beijing / Hong Kong Time on March 27, 2024).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-301-84992
Mainland China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until April 3, 2024:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	3077685

Additionally, a live and archived webcast of the conference call will be available at http://ir.xiaoyinggroup.com.

About X Financial

X Financial (NYSE: XYF) (the "Company") is a leading online personal finance company in China. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitate and originate loans to prime borrowers under a risk assessment and control system.

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For more information, please visit: http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance and help investors to identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We also believe that the non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

We use in this press release the following non-GAAP financial measures: (i) adjusted net income, (ii) adjusted net income per basic ADS, and (iii) adjusted net income per diluted ADS, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments and impairment losses on long-term investments. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 29, 2023.

Disclaimer

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance" and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the followings: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

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Use of Projections

This announcement also contains certain financial forecasts (or guidance) with respect to the Company’s projected financial results. The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections or guidance for the purpose of their inclusion in this announcement, and accordingly, they did not express an opinion or provide any other form assurance with respect thereto for the purpose of this announcement. This guidance should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company, or that actual results will not diff materially from those set forth in the prospective financial information. Inclusion of the prospective financial information in this announcement should not be regarded as a representation by any person that the results contained in the prospective financial information will actually be achieved. You should review this information together with the Company’s historical information.

For more information, please contact:

X Financial

Mr. Frank Fuya Zheng

E-mail: ir@xiaoying.com

Christensen IR

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749 0483

E-mail: rene.vanguestaine@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

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X Financial
Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2022	As of December 31, 2023	As of December 31, 2023
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	602,271	1,195,352	168,362
Restricted cash	404,689	749,070	105,504
Accounts receivable and contract assets, net	1,161,912	1,659,588	233,748
Loans receivable from Xiaoying Credit Loans and other loans, net	3,810,393	4,947,833	696,888
Loans at fair value	120,280	-	-
Deposits to institutional cooperators, net	1,770,317	1,702,472	239,788
Prepaid expenses and other current assets, net	71,082	48,767	6,870
Deferred tax assets, net	88,428	135,958	19,149
Long-term investments	495,995	493,411	69,495
Property and equipment, net	5,861	8,642	1,217
Intangible assets, net	36,550	36,810	5,185
Loan receivable from Xiaoying Housing Loans, net	10,061	8,657	1,219
Financial investments	192,620	608,198	85,663
Other non-current assets	67,204	55,265	7,784
TOTAL ASSETS	8,837,663	11,650,023	1,640,872

LIABILITIES
Payable to investors and institutional funding partners at amortized cost	2,627,910	3,584,041	504,802
Payable to investors at fair value	141,289	-	-
Guarantee liabilities	-	61,907	8,719
Financial guarantee derivative	107,890	-	-
Short-term borrowings	70,209	565,000	79,579
Accrued payroll and welfare	63,681	86,771	12,221
Other tax payable	255,691	289,819	40,819
Income tax payable	270,089	446,500	62,888
Deposit payable to channel cooperators	19,700	19,700	2,775
Accrued expenses and other current liabilities	476,035	622,324	87,653
Dividend payable	-	59,226	8,342
Other non-current liabilities	51,193	37,571	5,292
Deferred tax liabilities	722	30,040	4,231
TOTAL LIABILITIES	4,084,409	5,802,899	817,321

Commitments and Contingencies
Equity:
Common shares	207	207	29
Treasury stock	(124,597)	(111,520)	(15,707)
Additional paid-in capital	3,191,194	3,196,942	450,280
Retained earnings	1,622,851	2,692,018	379,163
Other comprehensive income	63,599	69,477	9,786
Total X Financial shareholders' equity	4,753,254	5,847,124	823,551
Non-controlling interests	-	-	-
TOTAL EQUITY	4,753,254	5,847,124	823,551

TOTAL LIABILITIES AND EQUITY	8,837,663	11,650,023	1,640,872

X Financial
Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended December 31,			Twelve Months Ended December 31,
(In thousands, except for share and per share data)	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Loan facilitation service	562,137	615,482	86,689	2,044,344	2,740,974	386,058
Post-origination service	106,777	166,807	23,494	372,451	596,582	84,027
Financing income	248,639	307,692	43,338	966,277	1,137,336	160,190
Other revenue	38,087	102,683	14,463	179,878	339,992	47,887
Total net revenue	955,640	1,192,664	167,984	3,562,950	4,814,884	678,162

Operating costs and expenses:
Origination and servicing	588,730	755,238	106,373	2,126,742	2,869,845	404,209
General and administrative	42,445	48,142	6,781	171,524	186,515	26,270
Sales and marketing	2,497	3,711	523	15,448	12,539	1,766
(Reversal of) provision for accounts receivable and contract assets	(25,550)	6,250	880	21,836	12,234	1,723
Provision for loans receivable	75,396	99,365	13,995	158,576	229,137	32,273
(Reversal of) provision for contingent guarantee liabilities	-	25,926	3,652	(14,000)	67,520	9,510
(Reversal of) provision for credit losses on deposits to institutional cooperators	(1,831)	(246)	(35)	1,296	(674)	(95)
(Reversal of) provision for credit losses for other financial assets	-	86	12	(765)	86	12
Total operating costs and expenses	681,687	938,472	132,181	2,480,657	3,377,202	475,668

Income from operations	273,953	254,192	35,803	1,082,293	1,437,682	202,494
Interest income (expenses), net	396	(2,587)	(364)	3,756	(20,365)	(2,868)
Foreign exchange gain (loss)	6,175	3,232	455	(19,963)	(4,023)	(567)
Income (loss) from financial investments	28,702	1,686	237	20,900	(12,225)	(1,722)
Impairment losses on financial investments	-	-	-	(8,875)	-	-
Impairment losses on long-term investments	(26,866)	(46,771)	(6,588)	(26,866)	(46,771)	(6,588)
Fair value adjustments related to Consolidated Trusts	209	-	-	(6,168)	(531)	(75)
Change in fair value of financial guarantee derivative	91,380	-	-	137,654	24,966	3,516
Other income, net	8,590	1,346	190	40,724	24,351	3,430

Income before income taxes and gain (loss) from equity in affiliates	382,539	211,098	29,733	1,223,455	1,403,084	197,620

Income tax expense	(74,977)	(35,659)	(5,022)	(389,358)	(249,438)	(35,133)
Gain (loss) from equity in affiliates, net of tax	(32,923)	13,529	1,906	(22,102)	33,148	4,669
Net income	274,639	188,968	26,617	811,995	1,186,794	167,156
Less: net income attributable to non-controlling interests	-	-	-	-	-	-
Net income attributable to X Financial shareholders	274,639	188,968	26,617	811,995	1,186,794	167,156

Net income	274,639	188,968	26,617	811,995	1,186,794	167,156
Other comprehensive income, net of tax of nil:
Gain (loss) from equity in affiliates	39	(52)	(7)	204	(7)	(1)
Income (loss) from financial investments	-	475	67	-	475	67
Foreign currency translation adjustments	(12,887)	(8,214)	(1,157)	57,085	5,410	762
Comprehensive income	261,791	181,177	25,520	869,284	1,192,672	167,984
Less: comprehensive income attributable to non-controlling interests	-	-	-	-	-	-
Comprehensive income attributable to X Financial shareholders	261,791	181,177	25,520	869,284	1,192,672	167,984

Net income per share—basic	0.88	0.65	0.09	2.57	4.12	0.58
Net income per share—diluted	0.86	0.64	0.09	2.52	4.08	0.57

Net income per ADS—basic	5.28	3.90	0.55	15.42	24.72	3.48
Net income per ADS—diluted	5.16	3.84	0.54	15.12	24.48	3.45

Weighted average number of ordinary shares outstanding—basic	311,832,013	291,312,698	291,312,698	316,444,826	288,115,969	288,115,969
Weighted average number of ordinary shares outstanding—diluted	317,710,296	294,631,195	294,631,195	322,403,387	290,833,214	290,833,214

X Financial
Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
(In thousands, except for share and per share data)	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD
GAAP net income	274,639	188,968	26,617	811,995	1,186,794	167,156
Less: Income (loss) from financial investments (net of tax of nil)	28,702	1,686	237	20,900	(12,225)	(1,722)
Less: Impairment losses on financial investments (net of tax of nil)	-	-	-	(8,875)	-	-
Less: Impairment losses on long-term investments (net of tax)	(20,150)	(35,079)	(4,941)	(20,150)	(35,079)	(4,941)
Add: Share-based compensation expenses (net of tax of nil)	11,852	8,421	1,186	53,538	42,598	6,000
Non-GAAP adjusted net income	277,939	230,782	32,507	873,658	1,276,696	179,819

Non-GAAP adjusted net income per share—basic	0.89	0.79	0.11	2.76	4.43	0.62
Non-GAAP adjusted net income per share—diluted	0.87	0.78	0.11	2.71	4.39	0.62

Non-GAAP adjusted net income per ADS—basic	5.34	4.74	0.67	16.56	26.58	3.74
Non-GAAP adjusted net income per ADS—diluted	5.22	4.68	0.66	16.26	26.34	3.71

Weighted average number of ordinary shares outstanding—basic	311,832,013	291,312,698	291,312,698	316,444,826	288,115,969	288,115,969
Weighted average number of ordinary shares outstanding—diluted	317,710,296	294,631,195	294,631,195	322,403,387	290,833,214	290,833,214